Exhibit 1
SCORPIO TANKERS INC. CORRECTS PRIOR PRESS RELEASE TO CLARIFY THAT THE
UNDERWRITERS HAVE NOT EXERCISED THEIR OVER-ALLOTMENT OPTION
MONACO — (Marketwire) — December 1, 2011 — Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) previously announced the pricing of its public offering of 7,000,000 shares of its common stock, par value $0.01 per share, at $5.50 per share. The previous announcement incorrectly reported the exercise of the Underwriters’ option to purchase 1,050,000 common shares to cover over-allotments within 30 days. At this time, the Underwriters have not exercised their option.
SCORPIO TANKERS INC. PRICES PUBLIC OFFERING OF ITS COMMON STOCK
MONACO — (Marketwire) — December 1, 2011 — Scorpio Tankers Inc. (NYSE: STNG) (the “Company”) announced today that it has priced its public offering of 7,000,000 shares of its common stock, par value $0.01 per share, at $5.50 per share. An aggregate of 700,000 shares was allocated, at the direction of the Company, to a member of the Lolli-Ghetti family, of which Scorpio Tankers Inc.’s Chairman and Chief Executive Officer is a member, subject to a customary underwriters lockup agreement. The offering is expected to close on December 6, 2011. The Company has granted the underwriters a 30-day option to purchase an additional 1,050,000 shares of its common stock, which was exercised in full.
The purpose of the offering is to enable the Company to fund the acquisition of two 52,000 dwt newbuilding tankers that it is currently negotiating to have constructed at Hyundai Mipo Dockyard Co. Ltd. of South Korea, which are in addition to the five newbuildings that are already contracted for at the same yard. The proceeds of the offering are expected to be used to partially repay outstanding indebtedness under the Company’s 2010 Revolving Credit Facility with Nordea Bank Finland plc (the “2010 Revolving Credit Facility”) and for general corporate purposes. The Company intends to re-draw all or a portion of the amount available under the 2010 Revolving Credit Facility to fund the acquisitions described above.
Morgan Stanley & Co. LLC is acting as the sole bookrunning manager and Fearnley Fonds ASA is acting as co-manager in the offering.
This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement related to the offering has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website located at www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, New York, NY 10014, or by calling (866) 718-1649 or by email at prospectus@morganstanley.com.
A shelf registration statement relating to the shares was filed with the SEC and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.